UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

MAJESCO ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784495103

(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, CA 90010
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 200,000
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 200,000
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 152,240 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 152,240 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,240 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON PN
(1) Trinad Capital LP’s prorata holdings of the 200,000 shares held by Trinad Capital Master Fund LP.

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 152,240 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 150,240 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,240 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON OO
(1) Trinad Advisors II, LLC is the general partner of Trinad Capital LP, the amount reported represents Trinad Capital LP’s prorata holdings of the 200,000 shares held by Trinad Capital Master Fund LP.

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (1), N/A(2)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 70,000 (1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 200,000 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 70,000 (1)
	10	SHARED DISPOSITIVE POWER 200,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN
(1) The amount reported consists of 70,000 shares of the Issuer’s Common Stock owned by the Robert S. Ellin Profit Sharing Plan.
(2) These shares are owned by Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 784495103

Introductory Statement

The purpose of this statement, dated May 2, 2011, which constitutes Amendment No. 24 to the Schedule 13D, dated May 11, 2005, as amended (“Schedule 13D”), is to report changes since the Reporting Persons’ (defined below) last reporting date (December 23, 2009), and to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.  Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Majesco Entertainment Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 160 Raritan Center Parkway, Edison, NJ 08837.

Item 2 is hereby supplemented as follows:

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed jointly by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly and beneficially owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company  and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

(vi)	Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

CUSIP No. 784495103

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin, and the Robert S. Ellin Profit Sharing Plan is 4751 Wilshire Boulevard, 3rd Floor, Los Angeles, CA 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment Number 23, Trinad Capital Master Fund, Ltd. used its working capital to purchase shares of the Issuer’s Common Stock on the open market in the quantities and at the prices set forth in Item 5(c) below.

All 200,000 shares of the Common Stock owned by Trinad Capital Master Fund, Ltd. may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Lazard Capital Market LLC relating to a brokerage account of Trinad Capital Master Fund, Ltd., which is a stock margin account maintained by Trinad Capital Master Fund, Ltd. with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the shares of the Common Stock, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the shares of the Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

CUSIP No. 784495103

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 200,000 shares of the Common Stock, representing approximately 0.5% of the Issuer’s Common Stock.

Trinad Management, LLC, as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP, may be deemed the beneficial owner of 200,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 0.5% of the Issuer’s Common Stock.

Trinad Capital LP, as the owner of 76.12% of the shares of Trinad Capital Master Fund, Ltd. as of March 31, 2011, and Trinad Advisors II, LLC, as the general partner of Trinad Capital LP,, may each be deemed the beneficial owner of 76.12% of the shares of the 200,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 152,240 shares or 0.4% of the Issuer’s Common Stock.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their pecuniary interests therein.

Robert S. Ellin may be deemed to beneficially own 270,000 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock, including: 200,000 shares of Common Stock owned by Trinad Capital Master Fund, Ltd. and 70,000 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan. Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 39,655,860 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of March 4, 2011 in the Issuer’s latest Form 10-Q for the year ended January 31, 2011 filed with the Securities and Exchange Commission on March 14, 2011.

(b) Trinad Management, LLC and Robert S. Ellin share the power to vote or to direct the vote and to dispose or to direct the disposition of the 200,000 shares of Common Stock held by Trinad Capital Master Fund, Ltd.

Robert S. Ellin as trustee of the Robert S. Ellin Profit Sharing Plan has the power to vote and dispose of the Common Stock held by the Plan.

(c) Trinad Capital Master Fund, Ltd. has engaged in the following transactions since December 23, 2009, the Reporting Persons’ last reporting date:

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
5/2/2011	1,500	3.7340	45.00
5/2/2011	(67,411)	3.7153	2,022.33
4/29/2011	(28,600)	3.78	858.00
4/29/2011	4,500	3.78	135.00
4/28/2011	(13,678)	3.85	410.34
4/27/2011	(43,000)	3.76	1,290.00
4/27/2011	2,500	3.87	75.00
4/27/2011	(25,000)	3.78	25.00
4/26/2011	7,300	3.85	219.00
4/26/2011	(30,700)	3.95	921.00
4/25/2011	2,400	3.81	72.00
4/25/2011	(9,811)	3.79	294.33
4/21/2011	(1,400)	3.67	42.00
4/20/2011	(4,500)	3.80	135.00
4/20/2011	4,600	3.77	138.00
4/19/2011	(4,900)	3.68	147.00
4/19/2011	6,200	3.76	186.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
4/18/2011	(8,745)	3.66	262.35
4/15/2011	(80,355)	3.53	2,410.65
4/15/2011	20,700	3.62	621.00
4/14/2011	(77,800)	3.61	2,334.00
4/13/2011	(1,000)	3.30	(30.00)
4/13/2011	30,000	3.18	(900.00)
4/13/2011	(30,000)	3.18	900.00
4/13/2011	1,000	3.30	30.00
4/13/2011	(30,000)	3.18	900.00
4/13/2011	1,000	3.30	30.00
4/12/2011	(44,000)	3.15	1,320.00
4/12/2011	11,500	3.25	345.00
4/12/2011	(11,500)	3.25	(345.00)
4/12/2011	44,000	3.15	(1,320.00)
4/12/2011	(44,000)	3.15	1,320.00
4/12/2011	11,500	3.25	345.00
4/11/2011	(85,900)	3.23	2,577.00
4/11/2011	11,500	3.30	345.00
4/11/2011	(11,500)	3.30	(345.00)
4/11/2011	85,900	3.23	(2,577.00)
4/11/2011	(85,900)	3.23	2,577.00
4/11/2011	11,500	3.30	345.00
4/8/2011	(100)	3.68	(15.00)
4/8/2011	30,200	3.60	(906.00)
4/8/2011	(30,200)	3.60	906.00
4/8/2011	100	3.68	15.00
4/8/2011	(15,000)	3.53	25.00
4/8/2011	(30,200)	3.60	906.00
4/8/2011	100	3.68	15.00
4/7/2011	(25,000)	3.57	25.00
4/6/2011	(2,800)	3.61	(84.00)
4/6/2011	3,600	3.71	(108.00)
4/6/2011	(3,600)	3.71	108.00
4/6/2011	2,800	3.61	84.00
4/6/2011	(3,600)	3.71	108.00
4/6/2011	2,800	3.61	84.00
4/5/2011	(56,700)	3.84	1,701.00
4/5/2011	9,600	3.72	288.00
4/4/2011	44,900	-	-

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
4/4/2011	(44,900)	-	-
4/4/2011	(10,000)	4.10	25.00
4/4/2011	(10,000)	3.54	25.00
4/4/2011	(35,000)	3.81	25.00
4/1/2011	(70,897)	3.17	2,126.91
4/1/2011	5,700	3.27	171.00
3/31/2011	(10,200)	3.15	306.00
3/31/2011	13,497	3.19	404.91
3/30/2011	17,000	3.26	510.00
3/29/2011	(37,800)	3.18	1,134.00
3/29/2011	3,700	3.14	111.00
3/28/2011	(93,200)	3.30	2,796.00
3/28/2011	23,100	3.29	693.00
3/25/2011	(86,140)	3.12	2,584.20
3/25/2011	20,624	2.89	322.24
3/24/2011	(5,900)	2.98	75.00
3/24/2011	(31,300)	2.97	317.00
3/24/2011	(139,900)	2.66	1,399.00
3/24/2011	4,300	2.46	43.00
3/23/2011	(33,190)	2.32	331.90
3/23/2011	17,300	2.27	173.00
3/23/2011	10,000	2.24	25.00
3/22/2011	(32,000)	2.30	320.00
3/22/2011	15,400	2.33	154.00
3/21/2011	(2,494)	2.45	25.00
3/21/2011	(68,000)	2.40	680.00
3/21/2011	9,400	2.38	94.00
3/18/2011	(10,000)	2.46	100.00
3/18/2011	5,500	2.39	55.00
3/17/2011	(15,000)	2.47	150.00
3/17/2011	6,300	2.50	63.00
3/17/2011	(10,000)	2.38	25.00
3/16/2011	2,300	2.45	23.00
3/14/2011	(38,600)	2.60	386.00
3/14/2011	20,900	2.56	209.00
3/11/2011	(100)	2.70	15.00
3/11/2011	(35,000)	2.72	25.00
3/11/2011	(50,000)	2.72	25.00
3/10/2011	(27,200)	2.52	272.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
3/10/2011	5,500	2.26	55.00
3/10/2011	(118,705)	2.35	25.00
3/9/2011	(900,000)	-	-
3/9/2011	900,000	-	-
3/9/2011	(6,700)	2.24	67.00
3/9/2011	(9,500)	2.25	95.00
3/9/2011	(238,895)	2.23	2,388.95
3/8/2011	(5,000)	2.23	50.00
3/8/2011	(81,400)	1.67	814.00
3/8/2011	10,600	1.65	106.00
3/8/2011	(50,000)	2.26	25.00
3/7/2011	(31,500)	1.69	315.00
3/7/2011	2,600	1.66	26.00
3/4/2011	(5,222)	1.70	52.22
3/3/2011	(16,800)	1.60	168.00
3/3/2011	6,700	1.63	67.00
3/2/2011	(10,000)	1.54	100.00
3/2/2011	7,300	1.52	73.00
3/1/2011	(55,976)	1.62	559.76
3/1/2011	10,000	1.58	100.00
2/28/2011	(5,000)	1.64	50.00
2/28/2011	48,730	1.63	487.30
2/25/2011	(15,000)	1.52	150.00
2/25/2011	16,800	1.54	168.00
2/24/2011	(20,400)	1.45	204.00
2/24/2011	23,068	1.44	230.68
2/23/2011	(12,600)	1.42	126.00
2/23/2011	12,600	1.38	126.00
2/22/2011	(6,000)	1.51	60.00
2/22/2011	18,600	1.49	186.00
2/18/2011	(34,000)	1.60	340.00
2/18/2011	13,200	1.58	132.00
2/17/2011	24,000	1.51	240.00
2/16/2011	(21,367)	1.47	213.67
2/16/2011	10,300	1.49	103.00
2/15/2011	(13,000)	1.54	130.00
2/15/2011	7,267	1.51	72.67
2/14/2011	(17,600)	1.37	176.00
2/14/2011	27,300	1.39	273.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
2/11/2011	(6,400)	1.27	64.00
2/11/2011	7,100	1.28	71.00
2/10/2011	(31,100)	1.28	311.00
2/10/2011	16,400	1.29	164.00
2/9/2011	21,100	1.29	211.00
2/8/2011	(41,102)	1.27	411.02
2/8/2011	3,200	1.32	32.00
2/7/2011	(112,700)	1.27	1,127.00
2/7/2011	23,600	1.31	236.00
2/4/2011	(88,400)	1.31	884.00
2/4/2011	2,700	1.33	27.00
2/3/2011	(10,000)	1.35	100.00
2/3/2011	23,300	1.35	233.00
2/2/2011	(40,000)	1.30	400.00
2/2/2011	55,800	1.32	558.00
2/1/2011	(120,700)	1.21	1,207.00
2/1/2011	10,700	1.21	107.00
1/31/2011	(25,800)	1.21	258.00
1/31/2011	80,000	1.24	800.00
1/28/2011	(45,800)	1.23	458.00
1/28/2011	21,900	1.21	219.00
1/27/2011	(20,400)	1.21	204.00
1/27/2011	10,800	1.23	108.00
1/26/2011	(14,200)	1.30	142.00
1/26/2011	33,300	1.31	333.00
1/25/2011	(52,200)	1.29	522.00
1/25/2011	43,700	1.29	437.00
1/24/2011	31,600	1.17	316.00
1/21/2011	15,736	1.14	157.36
1/20/2011	60,000	1.12	600.00
1/20/2011	(23,400)	1.15	234.00
1/19/2011	96,752	1.14	967.52
1/18/2011	1,000	1.31	15.00
1/18/2011	6,150	1.22	61.50
1/18/2011	23,900	1.37	239.00
1/18/2011	(120,000)	1.40	1,200.00
1/14/2011	2,400	1.29	24.00
1/14/2011	(25,000)	1.24	250.00
1/13/2011	18,900	1.16	189.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
1/13/2011	(37,000)	1.14	370.00
1/12/2011	5,300	1.10	53.00
1/12/2011	(53,900)	1.09	539.00
1/11/2011	1,000	1.01	10.00
1/11/2011	7,700	0.87	77.00
1/11/2011	(5,000)	0.85	50.00
1/10/2011	46,272	0.85	462.72
1/7/2011	7,000	0.80	70.00
1/7/2011	(31,483)	0.77	314.83
1/6/2011	6,400	0.80	10.00
1/6/2011	(63,100)	0.77	631.00
1/5/2011	4,600	0.80	46.00
1/4/2011	(3,300)	0.78	33.00
1/3/2011	2,300	0.77	23.00
1/3/2011	(28,441)	0.78	284.41
12/31/2010	18,900	0.76	189.00
12/29/2010	(8,300)	0.73	83.00
12/28/2010	2,000	0.78	20.00
12/28/2010	(54,700)	0.74	547.00
12/27/2010	(40,350)	0.77	403.50
12/23/2010	(16,200)	0.74	162.00
12/22/2010	(23,000)	0.73	230.00
12/21/2010	(7,700)	0.73	77.00
12/17/2010	5,000	0.72	50.00
12/17/2010	(3,500)	0.72	35.00
12/16/2010	8,000	0.75	80.00
12/16/2010	(3,000)	0.73	30.00
12/15/2010	(7,500)	0.70	75.00
12/14/2010	11,000	0.72	110.00
12/9/2010	(53,000)	0.72	530.00
12/8/2010	(9,800)	0.75	98.00
12/7/2010	(17,500)	0.75	175.00
12/6/2010	3,000	0.78	30.00
12/3/2010	1,000	0.84	10.00
12/3/2010	(25,150)	0.81	251.50
12/2/2010	(209)	0.83	2.09
12/2/2010	(74,400)	0.83	744.00
12/1/2010	18,500	0.78	185.00
11/30/2010	(7,500)	0.69	75.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
11/29/2010	27,300	0.68	273.00
11/24/2010	249,856	-	-
11/24/2010	(31,600)	0.66	316.00
11/23/2010	(19,800)	0.64	198.00
11/22/2010	(9,100)	0.65	91.00
11/18/2010	(1,600)	0.66	16.00
11/17/2010	(19,200)	0.61	192.00
11/16/2010	(71,200)	0.62	712.00
11/15/2010	(15,000)	0.64	150.00
11/12/2010	(120)	0.65	25.00
11/11/2010	(14,600)	0.64	146.00
11/9/2010	(5,050)	0.65	50.50
11/8/2010	(13,850)	0.66	138.50
11/5/2010	(5,000)	0.64	50.00
11/4/2010	(13,000)	0.64	130.00
11/3/2010	5,000	0.60	50.00
11/3/2010	(33,000)	0.60	330.00
10/28/2010	13,425	0.63	134.25
10/27/2010	7,500	0.68	75.00
10/25/2010	22,600	0.63	226.00
10/22/2010	18,150	0.58	181.50
10/8/2010	(7,175)	0.65	71.75
10/4/2010	(5,300)	0.65	53.00
9/1/2010	20,000	0.66	200.00
8/31/2010	14,200	0.58	142.00
8/31/2010	14,200	0.58	142.00
8/31/2010	14,200	0.58	142.00
8/25/2010	25,000	0.55	250.00
8/24/2010	10,000	0.56	100.00
8/23/2010	25,000	0.57	250.00
8/23/2010	25,000	0.57	250.00
8/23/2010	25,000	0.57	250.00
8/19/2010	140,508	0.65	-
8/5/2010	10,000	0.69	100.00
8/4/2010	5,000	0.70	50.00
8/3/2010	25,000	0.69	250.00
7/30/2010	25,000	0.69	250.00
7/29/2010	25,000	0.68	250.00
7/19/2010	25,000	0.69	250.00

CUSIP No. 784495103

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
7/9/2010	12,500	0.70	125.00
7/6/2010	19,676	0.68	196.76
7/6/2010	30,747	0.69	307.47
6/22/2010	25,000	0.76	250.00
6/21/2010	50,000	0.79	500.00
6/15/2010	10,000	0.80	100.00
6/11/2010	25,000	0.78	250.00
6/3/2010	25,000	0.82	250.00
5/19/2010	10,000	0.81	150.00
5/5/2010	15,000	0.88	150.00
5/4/2010	25,000	0.88	250.00
5/3/2010	25,000	0.85	250.00
4/30/2010	50,000	0.87	500.00
4/26/2010	25,000	0.90	250.00
4/19/2010	25,000	0.86	250.00
4/12/2010	(25,000)	0.88	250.00
4/6/2010	25,000	0.87	500.00
4/1/2010	50,000	0.90	1,000.00
3/17/2010	(22,094)	1.01	441.00
3/16/2010	(75,000)	1.02	1,500.00
3/5/2010	(25,000)	0.80	250.00
3/4/2010	(21,065)	0.80	210.00
3/3/2010	(18,750)	0.80	200.00
2/25/2010	(35,251)	0.80	350.00
2/24/2010	(25,000)	0.80	250.00
2/23/2010	(111,300)	0.81	1,113.00
1/25/2010	50,000	0.81	400.00

Robert Ellin engaged in the following transactions since the last reporting date:

Transaction Date	Transaction	Quantity	Price per Share
03/09/10	Sell	2,500	$1.0024
03/10/10	Sell	31,356	$.9963
4/20/11	Sell	11,441	$3.87

(d) Not applicable.

CUSIP No. 784495103

(e) On December 2, 2010, Trinad Capital LP and Trinad Advisors II, LLC ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.1

On March 7, 2011, Trinad Capital Master Fund, Ltd. and Trinad Management, LLC ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.1

On March 8, 2011, Robert S. Ellin ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.1

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of May 2, 2011.

1 The ownership percentage analysis was calculated based on the 39,655,860 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of March 4, 2011 in the Issuer’s latest Form 10-Q for the year ended January 31, 2011 filed with the Securities and Exchange Commission on March 14, 2011.

CUSIP No. 784495103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 2, 2011		Date: May 2, 2011

TRINAD CAPITAL LP		Robert S. Ellin Profit Sharing Plan
a Delaware limited partnership
		By:	/s/ Robert S. Ellin
By: TRINAD ADVISORS II, LLC			Robert S. Ellin, Trustee
a Delaware limited liability company
As its General Partner		Date: May 2, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: May 2, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: May 2, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 784495103

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 2, 2011		Date: May 2, 2011

TRINAD CAPITAL LP		Robert S. Ellin Profit Sharing Plan
a Delaware limited partnership
		By:	/s/ Robert S. Ellin
By: TRINAD ADVISORS II, LLC			Robert S. Ellin, Trustee
a Delaware limited liability company
As its General Partner		Date: May 2, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: May 2, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: May 2, 2011